

ARS
P.E.
12/31/01

REC'D S.E.C.
APR 16 2002



BOYD BROS.

TRANSPORTATION INC.

PROCESSED
APR 18 2002
THOMSON
FINANCIAL

ANNUAL REPORT 2001

About the Company

Boyd Bros. Transportation Inc. is headquartered in Clayton, Alabama, and trades on the Nasdaq Small Cap Market under the symbol BOYD.

Since its founding in 1956, Boyd Bros. Transportation Inc. has become one of the largest flatbed carriers in the United States. The Company operates throughout most of the continental United States, hauling primarily steel products and building materials. In these markets, Boyd Bros. serves high-volume, time-sensitive shippers that demand time-definite delivery and who generally place a high value on service. The Company's operations comprise three components: the Boyd Bros. division, a high-service flatbed carrier; the WTI Transport division, primarily an owner-operated flatbed carrier; and Boyd Logistics, a freight brokerage company.

Mission Statement

Boyd Bros. Transportation Inc. will be the **#1 Leader** in the flatbed industry by providing the **Absolute Best Service**. Our principal beliefs are:

- To operate safely and legally.
- To recognize that our people are our most valuable asset.
- To honor all agreed-upon commitments to all drivers, non-drivers and customers.
- To hire, educate, empower and recognize committed, competent associates.
- To continually improve service, cost management and productivity through innovation and the efficient use of technology.

Financial Highlights

Operations ***For the year ended December 31,***	**2001**	2000	Change
Operating revenues	**$ 123,856,000**	$ 126,725,000	-2%
Operating income	**2,219,000**	2,834,000	-22%
Net loss	**(407,000)**	(974,000)	58%
Net loss per share (basic and diluted)	**(0.14)**	(0.32)	56%
Weighted average shares outstanding	**2,830,000**	3,090,000	-8%

Financial Position ***As of December 31,***	**2001**	2000	Change
Total assets	**$ 86,084,000**	$ 95,052,000	-9%
Property and equipment, net	**58,513,000**	66,737,000	-12%
Long-term debt (less current maturities)	**25,606,000**	33,322,000	-25%
Stockholders' equity	**25,288,000**	27,182,000	-7%
Long-term debt to capitalization	**50%**	55%	

Statistical Information ***For the year ended December 31,***	**2001**	2000	Change
Operating ratio	**98.2%**	97.8%	
Revenue equipment			
Company-owned tractors	**610**	686	-11%
Owner-operators	**362**	331	9%
Total	**972**	1,017	-4%
Trailers	**1,395**	1,398	--%







Letter to Stockholders

The past year since our last report has been a difficult time for most in the trucking industry, and for Boyd Bros., too. It has been a period of continued adjustment to a changing and unforgiving economic environment – one most now recognize as recessionary in many respects – one made more demanding and uncertain by the tragic events of September 11. Clearly, from the vantage point of just one year ago, few would have foreseen just how challenging the 2001 fiscal year would be.

Obviously, as fiscal 2001 began, we thought that our business and our industry would show improvement on many fronts. Fuel prices, which spiked much higher in 2000, seemed poised to return to lower, more normalized levels and thereby relieve some pressure on our costs. Lower fuel costs, of course, also would reduce the overall cost of truck transportation and, together with the prospect of interest rate reductions by the Federal Reserve Board, would help encourage a rebound in economic activity and freight levels. Plus, the toll taken by high fuel costs on independent operators and weaker competitors already had begun to improve the balance between supply and demand for freight.

In retrospect, we now know that the full impact of the economic slowdown was still ahead of us when we wrote you last year. Industrial production, in fact, did fall throughout most of the year, and bankruptcy began to claim several of our customers in the steel industry – an industry that accounted for about 42% of our sales in 2001. These factors, along with others, acted to restrain the expected rebound in freight levels we anticipated in 2001, and by year's end, even the American Trucking Associations would observe that the flatbed segment of the truckload industry showed the lowest annual gain in freight volume in 2001 than in any other year since it began keeping a record almost a decade ago. Even 11 cuts to short-term interest rates in 2001 – a record for a one-year period – still produced little in the way of desired economic growth by year's end. Lastly, the high fuel prices that were evident in 2000 and early 2001 would continue to challenge our industry, spiking two more times before 2001 came to a close.

Against this backdrop, Boyd Bros. did not have the year we had hoped for when 2001 began. For the fiscal 2001 year, operating revenues declined 2% to $123,856,000 versus $126,725,000 in the same period last year. This was the second straight year of lower operating revenues, but we cut the rate of decline in 2001 to less than one-half that in 2000. Our net loss for 2001 was $407,000 or $0.14 per share compared with a net loss of $974,000 or $0.32 per share for fiscal 2000, again showing marked improvement from the preceding year. In short, we weathered the year with narrowed losses and little effect on our operating revenues despite the challenges we faced in 2001 and the harsh operating conditions they fostered for Boyd Bros. and the rest of the industry.

Importantly, our loss for fiscal 2001 was entirely attributable to our WTI Transport division and reflected charges to reduce the book value of its power equipment in the face of a soft market for used tractors. Our Boyd Bros. division remained profitable throughout fiscal 2001.

Without trivializing the financial setbacks we encountered over the past year, we think it is just as important to discuss the noteworthy progress that Boyd Bros. made during that same timeframe in preparing for the future and laying the groundwork for renewed growth as conditions improve. Many of the improvements we have set in motion at Boyd Bros. have not come to full fruition, although we expect these changes to have a positive impact on our performance in the long term. In a broad sense, we have worked to instill our vision for successful operations at every level of the Company, translating strategies into concrete and operational terms that can be measured and used to drive decision-making and action. To accomplish this, we have focused on clear internal communication of our goals, stronger alignment of Company and employee objectives through the use of incentive programs, and employee empowerment through improved recruiting, training, evaluation and feedback. Throughout our organization, we have stressed the need for better execution and increased accountability. These may sound like lofty ideals, but by working hard at these internal improvements, we truly have witnessed a transformation in the way we prepare, lead and manage our organization.

How do we make the transition from these broad concepts to improved operational and financial performance? We focus on hiring experienced drivers and owner-operators, working to make Boyd Bros. the company of choice for these scarce resources. We stress best-in-business service for our customers, with an on-time goal of 99.5%, and we make it easier than ever to do business with Boyd Bros. through enhanced Internet connectivity. We dedicate ourselves to stronger marketing efforts, especially for our newly consolidated logistics operations that are now supported by salespeople for both Boyd Bros. and WTI Transport. We redouble our emphasis on safety, working to reduce insurance and claims costs. And we train and cross-train so that every employee gains a better perspective on what we do and how we do it, and we develop best-practice teams to lead the way.

We already have begun to see positive results from these efforts. Our best practices for sales have led to success in adding new accounts and putting freight on our trucks. Our best practices for recruiting have helped us reduce employee turnover for both drivers and non-driver personnel. Our best practices for operations have generated significant productivity improvements. We hope to continue this early progress in 2002 and apply the lessons we have learned from the process to other areas of the Company.

Before closing, we would like to recognize the contributions of Dempsey Boyd, our founder and, until his retirement at the end of 2001, Chairman of the Company's Board of Directors. Now Chairman Emeritus, Dempsey provided 50 years of selfless service, dedication and leadership to the Company and led Boyd Bros. in successful growth to become one of the largest flatbed carriers in the country. He was truly a driving force behind our growth and prosperity, and he was instrumental in our efforts to build a solid corporate foundation – one supported by energetic and experienced senior management and leading-edge systems and processes. We cannot fully express our gratitude for his life's work here at Boyd Bros.

As we look ahead to the coming year, we know the challenges we have discussed in this letter will likely remain formidable, at least in the near term. Moreover, the first quarter, which is affected by the normal seasonal slowdown and unpredictable weather, is usually the low point of the year for our operations. On the other hand, we have reason to believe the general economy is firming now and, should that continue, it would bode well for America's basic industries such as steel and building materials, which in turn could benefit our own business. Also, recently implemented tariffs on imported steel will likely be positive for the steel industry, but it is unclear if and when that will translate into renewed revenue growth from that industry for Boyd Bros. Consequently, the outlook for 2002 remains mixed and uncertain. Over the longer term, however, we hope to begin to leverage the internal initiatives outlined earlier to strengthen our business as the economy rebounds and restore Boyd Bros. to a higher level of profitability.

Thank you for your continued support and interest.

Sincerely,



Gail B. Cooper
President and
Chief Executive Officer



Richard C. Bailey
Chief Operating Officer and
Chief Financial Officer

SELECTED FINANCIAL DATA

The following tables set forth certain selected financial data with respect to the Company's last five fiscal years. Data relating to the five fiscal years ended December 31, 2001 are derived from the Consolidated Financial Statements incorporated by reference elsewhere in this report or in previous reports. BDO Seidman, LLP, certified independent accountants, audited the financial statements for the year ended December 31, 2001. Deloitte & Touche LLP audited the financial statements for the four-year period ended December 31, 2000. The selected consolidated financial data should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements of the Company, the Notes thereto and the report thereon included elsewhere in this report.

	Year Ended December 31,				
	2001	2000	1999	1998	1997
Statement of Operations Data:	*(in thousands, except per share data)*				
Operating revenues	**$ 123,856**	$ 126,725	$ 133,137	$ 118,123	$ 77,215
Operating expenses:					
Salaries, wages and employee benefits	**39,561**	39,263	35,461	36,608	32,427
Cost of independent contractors	**31,779**	35,173	45,132	31,818	2,500
Operating supplies	**26,513**	25,404	22,934	21,429	20,832
Operating taxes and licenses	**2,241**	2,965	2,847	2,566	2,306
Insurance and claims	**6,458**	7,060	6,111	5,393	3,439
Communications and utilities	**1,371**	1,520	1,480	1,554	1,305
Depreciation and amortization	**12,290**	11,611	10,720	10,320	9,181
Gain on disposition of property and equipment, net	**(526)**	(1,113)	(1,627)	(433)	(577)
Other	**1,950**	2,008	1,862	1,541	711
Total operating expenses	**121,637**	123,891	124,920	110,796	72,124
Operating income (loss)	**2,219**	2,834	8,217	7,327	5,091
Interest income	**63**	80	92	97	136
Interest expense	**(2,684)**	(3,904)	(2,422)	(1,608)	(1,391)
Other	**--**	--	--	82	--
Income (loss) before income taxes	**(402)**	(990)	5,887	5,898	3,836
Income taxes (benefit)	**5**	(15)	2,430	2,326	1,519
Net income (loss)	**$ (407)**	$ (975)	$ 3,457	$ 3,572	$ 2,317
Basic and diluted net income (loss) per share	**$ (0.14)**	$ (0.32)	$ 0.99	$ 0.87	$ 0.62

	As of December 31,				
	2001	2000	1999	1998	1997
Balance Sheet Data:	*(in thousands)*				
Working capital (deficit)	**$ (2,089)**	$ (1,481)	$ (1,049)	$ 4,360	$ 3,785
Net property and equipment	**58,513**	66,737	61,882	48,691	48,859
Total assets	**86,084**	95,052	99,456	77,047	71,526
Long-term debt, less current maturities	**25,606**	33,322	34,689	18,049	19,252
Total liabilities	**60,795**	67,870	69,062	44,186	42,071
Stockholders' equity	**25,288**	27,182	30,393	32,862	29,455

Selected Operating Data:

The following table sets forth certain unaudited operating data regarding the Company.

	For the Year (or as of) December 31,				
	2001	2000	1999	1998	1997
Operating ratio	**98.2%**	97.8%	93.8%	93.8%	93.4%
Average length of haul in miles	**688**	661	634	576	663
Average number of truckloads per week	**2,872**	3,145	3,368	3,330	1,908
Average revenues per total mile	**$ 1.17**	$ 1.19	$ 1.18	$ 1.17	$ 1.17
Equipment at period end:					
Tractors	**972**	1,017	1,112	1,032	950
Trailers	**1,395**	1,398	1,451	1,337	1,227

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of the financial condition and results of operations of the Company for each of the years in the three-year period ended December 31, 2001. This discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein.

General

The Company was founded in 1956 as a small regional flatbed trucking operation. Since that time, the Company has grown to one with 972 tractors and 1,395 trailers operating in the eastern two-thirds of the United States. The Company became publicly held in 1994.

Historically, the Company owned its revenue equipment and operated through employee drivers. The Company's expansion in the past, therefore, has required significant capital expenditures, which have been funded through secured borrowings. During 1997, as a strategy to expand the Company's potential for growth without the increase in capital expenditures typically related to owned equipment, the Company began adding independent contractors (owner-operators) to its fleet. The Company then accelerated the implementation of this strategy in December 1997 with the acquisition of WTI Transport, Inc., ("WTI") (f/k/a Welborn Transport), which specializes in short-haul routes using largely an owner-operated fleet. References to the "Company" contained herein refer to the combined operations of Boyd and WTI. References hereinafter to "Boyd" or "WTI" describe the distinct operations of the parent and subsidiary, respectively.

Boyd provides transportation services in the contiguous United States and into some parts of Canada. During 2001, Boyd had an average length of haul of 749 miles and had 760 tractors and 1,099 trailers as of December 31, 2001. Pay for owner-operators at Boyd is based on a per mile rate. Boyd utilizes agents in some areas to solicit and book freight. Boyd also operates a separate logistics department that provides logistical support to the Company.

WTI provides transportation services over shorter routes than those traditionally provided by Boyd. WTI operates primarily in the southeastern United States, with an average length of haul of less than 400 miles. Management believes this enhances WTI's ability to retain quality drivers, as drivers' time away from home is minimized. WTI operates 212 tractors and 296 flatbed trailers. The WTI fleet consisted of 172 owner-operators and 40 company tractors at December 31, 2001. The owner-operators are paid by WTI based upon a percentage of revenue. WTI utilizes agents in some areas to solicit and book freight.

The Company's success depends on its ability to efficiently manage its resources in the delivery of truckload transportation services to its customers. Resource requirements vary with customer demand, which may be subject to seasonal or general economic conditions. The Company's ability to adapt to changes in customer transportation requirements is a key element in efficiently deploying resources and in making capital investments in tractors and trailers and technology. The Company may also be affected by the financial failure of its customers or a loss of a customer's business from time-to-time.

The Company's greatest resource requirements include qualified drivers, tractors, trailers, and related costs of operating its equipment (such as fuel, driver pay, insurance, and supplies and maintenance). The Company has historically been successful mitigating its risk to increases in fuel prices by recovering additional fuel surcharges from its customers. The Company's financial results are also affected by the availability of qualified drivers and the market for new and used tractors. Because the Company is self-insured for cargo, personal injury, and property damage claims on its tractors and for workers' compensation benefits for its drivers (supplemented by premium-based coverage above certain dollar levels), financial results may also be affected by driver safety, medical costs, the weather, the legal and regulatory environment, and the costs of insurance coverage to protect against catastrophic losses.

Critical Accounting Policies

The most significant accounting policies and estimates that affect the Company's financial statements include the following:

- The Company reviews the adequacy of the lease receivable allowance for doubtful accounts in the independent contractor (owner-operator) program. This allowance represents an estimate of the notes receivable of the lease purchase program that will become uncollectible and possibly prevent the Company from maintaining its investment value in the tractor.
- The Company reviews long-lived assets for impairment as described in Note 1 to the Consolidated Financial Statements. In analyzing potential impairments, the Company uses projections of future cash flows from the asset. These projections are based on management's view of growth rates for the related business, anticipated future economic conditions, the assignment of discount rates relative to risk and estimates of terminal values.
- The Company reviews the estimates of accrued liabilities for insurance and claims for physical and property damage and workers' compensation. The insurance and claims accruals are recorded at the estimated payment amounts and are based upon individual case estimates.
- The Company reviews the selections of estimated useful lives and salvage values for purposes of depreciating tractors and trailers. Depreciable lives of tractors and trailers range from three to seven years. Estimates of salvage value at the expected date of trade-in or sale are based on the expected values of equipment at the time of disposal.
- The Company reviews the valuation of accounts receivable on a monthly basis. The allowance for doubtful accounts is estimated based on historical experience of write-offs and current economic conditions that might impact the collectibility of customer accounts.

The Company's review of these accounting items and the resulting accounting positions taken by the Company are based upon certain assumptions and conditions and reflect management's best assumptions and estimates, but estimates of these types of accounting items, particularly impairment and accrued liabilities, involve inherent uncertainties as described above, which may or may not be controllable by management. As a result, the accounting for such items could result in different amounts if management used different assumptions or if different conditions occur in future periods.

Results of Operations

Comparison Of Year Ended December 31, 2001 to Year Ended December 31, 2000

The following tables set forth, by segment, the percentage relationship of expense items to operating revenues and certain other operating statistics for the periods indicated:

	Company		Boyd		WTI	
	Years Ended December 31,					
	2001	2000	**2001**	2000	**2001**	2000
Operating revenues	**100.0%**	100.0%	**100.0%**	100.0%	100.0%	100.0%
Operating expenses						
Salaries, wages, and employee benefits	**31.9**	31.0	**35.1**	35.7	**14.3**	11.4
Cost of independent contractors	**25.7**	27.8	**18.5**	17.5	**65.5**	70.4
Operating supplies	**21.4**	20.1	**23.7**	11.1	**9.1**	5.5
Operating taxes and licenses	**1.8**	2.3	**1.9**	2.3	**1.2**	2.3
Insurance and claims	**5.2**	5.6	**5.2**	5.4	**5.1**	6.3
Communications and utilities	**1.1**	1.2	**1.1**	1.2	**1.1**	1.2
Depreciation and amortization	**9.9**	9.2	**10.5**	10.3	**6.7**	4.4
Gain on disposition of property and equipment, net	**(0.4)**	(0.9)	**(0.5)**	(0.8)	**0.0**	(1.0)
Other	**1.6**	1.6	**1.4**	1.0	**2.8**	3.9
Total operating expenses	**98.2**	97.8	**96.8**	96.1	**105.9**	104.4
Operating income (loss)	**1.8**	2.2	**3.2**	3.9	**(5.9)**	(4.4)
Interest expense, net	**(2.1)**	(3.0)	**(2.4)**	(3.6)	**(1.0)**	(1.0)
Other income	**--**	--	**--**	--	**--**	--
Income (loss) before income taxes	**(0.3)**	(0.8)	**0.9**	0.4	**(6.8)**	(5.6)
Income taxes (benefit)	**(0.0)**	(0.0)	**0.4**	0.3	**(2.1)**	(1.4)
Net income (loss)	**(0.3)%**	(0.8)%	**0.5%**	0.1%	**(4.7)%**	(4.2)%

	Company		Boyd		WTI	
	Years Ended December 31,					
	2001	2000	**2001**	2000	**2001**	2000
Company operated tractors	**610**	686	**570**	656	**40**	30
Owner-operated tractors	**362**	331	**190**	111	**172**	220
Total tractors	**972**	1,017	**760**	767	**212**	250
Total trailers	**1,395**	1,398	**1,099**	1,104	**296**	294
Average length of haul in miles [1]	**688**	661	**749**	737	**380**	347
Average number of tractor loads per week [2]	**2,872**	3,145	**2,290**	2,294	**672**	851
Average revenues per total mile [3]	**$ 1.17**	$ 1.19	**$ 1.16**	$ 1.17	**$ 1.17**	$ 1.23

[1] The average length of haul in miles is calculated by dividing the total line-haul miles for the year by the total number
of loads for the year.
[2] The average number of tractor loads per week is calculated by dividing the total number of loads by the number of working weeks in the year.
[3] The average revenue per total mile is calculated by dividing the total line-haul revenue for the year by the total line-haul miles driven.

Operating revenues for 2001 decreased $2.9 million, or 2.3%, to $123.9 million compared to $126.7 million for 2000. The average loads shipped per week for 2001 decreased 273 loads, or 9.0%, to 2,872 compared to 3,145 in 2000. Freight demand during 2001, primarily in the first six months, was soft due to a weaker U.S. economy as compared to 2000. Steel comprised 42% of the Company's freight that was shipped in both 2001 and 2000, during which time the U.S. steel industry was severely impacted by the sluggish economy.

Salaries, wages and employee benefits for 2001 increased $0.3 million, or 0.8%, to $39.6 million compared to $39.3 million in 2000. Salaries increased at Boyd due to an increase in the number of non-driver associates, primarily in the logistics and health claims department. Workers' compensation and health insurance expense increased due to rising medical costs and to the Company's change to becoming self-insured for workers' compensation as of July 1, 2001. The market for attracting experienced drivers improved during 2001; however, the Company anticipates that the competition for qualified drivers will continue to be intense, and cannot predict whether it will experience shortages in the future. If such a shortage was to occur and increases in driver pay rates became necessary to attract and retain drivers, the Company's results of operations would be negatively impacted to the extent that the corresponding freight increases are not obtained.

Cost of independent contractors (owner-operators) for 2001 decreased $3.4 million, or 9.6%, to $31.8 million from $35.2 million in 2000. Independent contractors are owner-operators that either supply their own tractor or lease-purchase one from the Company. Owner-operators are responsible for their operating expenses including fuel, supplies and maintenance, and fuel taxes. As of December 31, 2001, Boyd had an owner-operator fleet of 190 operators compared to 111 operators as of December 31, 2000. The increase in the number of owner-operators at Boyd occurred during the last five months of the year. WTI had 172 owner-operators as of December 31, 2001 compared to 220 operators in 2000. The decrease was primarily attributable to owner-operators leaving the industry altogether and, to a lesser extent, WTI closing its specialized freight business during 2000. During the fourth quarter of 2001, WTI increased reserves on its receivables associated with owner-operator leases in the amount of $0.3 million. The retention of independent contractors could remain difficult in the foreseeable future due to the uncertainty of global fuel prices and continuing weaknesses in certain sectors of the U.S. economy.

Operating supplies expense for 2001 increased $1.1 million, or 4.3%, to $26.5 million compared with $25.4 million for 2000. The increase in operating supplies, which includes fuel costs, net of fuel surcharges, is partly due to the decrease in the owner-operator fleet at WTI, which has resulted in an increase of Company-operated units. The increase in operating supplies expense also is attributable to the

Company fleet aging and requiring more repairs. The average age of the Company's fleet at December 31, 2001 was 27.1 months compared to 16.3 months in 2000. The fuel surcharge is a function of the cost of fuel that the Company has negotiated with its vendors. These fuel surcharges, which automatically adjust from week to week depending on the cost of fuel, enable the Company to recoup the higher cost of fuel when prices increase. Conversely, when fuel prices decrease, fuel surcharges decrease. The Company passes through any fuel surcharge collected to the owner-operator that hauled the related load. Shortage of fuel, increases in fuel prices, or rationing of petroleum products can have materially adverse effects on the operations and profitability of the Company. The Company is unable to accurately predict whether fuel prices will decrease or will increase in the future or the extent to which fuel surcharges will be collected from customers. As of December 31, 2001, the Company had no derivative financial instruments to reduce its exposure to fuel price fluctuations.

Operating taxes and licenses expense for 2001 decreased $0.7 million, or 24.4%, to $2.2 million compared to $2.9 million in 2000. Taxes and licenses decreased due to the decrease in the overall Company fleet as well as a net increase in the owner-operator fleet during the last quarter of the year. Taxes and licenses also decreased due to cost savings initiatives implemented by the Company during the end of 2000.

Insurance and claims expense for 2001 decreased $0.6 million, or 8.5%, to $6.4 million compared to $7.0 million in 2000. The decrease was primarily due to a decrease in accident claims and insurance rates. Insurance rates were reduced as the Company increased its retention rate per accident occurrence during 2001.

Communications and utilities expense for 2001 decreased $0.1 million, or 9.8%, to $1.4 million from $1.5 million in 2000. The decrease was primarily due to an increase in the overall owner-operator fleet, which has resulted in an increase in the fees the Company charges for the use of the Company's satellite units. Also, the Company changed to a lower rate long-distance service provider in 2001. The Company also continually monitors monthly usage and costs and makes changes accordingly.

Depreciation and amortization expense for 2001 increased $0.7 million, or 5.8%, to $12.3 million from $11.6 million in 2000. During the first quarter of 2001, Boyd placed into service the new $5.0 million Birmingham, Alabama terminal. During the fourth quarter of 2001, WTI reduced the carrying value of certain revenue equipment by $0.4 million due to expected reductions in trade-in values.

Gain on disposition of property and equipment decreased $0.6 million or 52.8%, to $0.5 million from $1.1 million. The Company traded fewer units during 2001 and the trade values were depressed during the year. Record levels of tractors manufactured during 1999 and 2000, an increased supply of used tractors caused in part by trucking company business failures, and slower fleet growth by many carriers have all contributed to a decline in the market value of used tractors.

Other expenses for 2001 decreased approximately $0.1 million, or 2.9%, to $1.9 million in 2001 from $2.0 million in 2000. Other expenses include, but are not limited to, consulting fees, legal fees, advertising costs, bank charges, rent and bad debts. During the second half of 2001, the Company experienced an increase in bad debt write-offs. Due to the difficult economic conditions facing the steel industry in particular, additional bad debt reserves may be required if industry conditions continue to deteriorate. Rent expense decreased due to the Company canceling leases on trailers. Rent expense will be insignificant going forward as the Company owns a large majority of its revenue equipment and facilities.

Interest expense (net of interest income) decreased $1.2 million, or 31.5%, to $2.6 million from $3.8 million in 2000. Interest expense decreased due to an approximate 400 basis points decrease in the LIBOR rate, which is the interest rate charged on a large majority of the Company's debt. The Company also reduced debt levels, which contributed to the reduction in interest expense.

The effective tax rates for 2001 and 2000 are different from the federal statutory rate due to the permanent non-deductibility of goodwill amortization and other expenses for tax purposes.

As a result of the foregoing, the Company's net loss in 2001 decreased approximately $0.6 million, or 58.3%, to $(0.4) million compared to $(1.0) million in 2000.

Comparison Of Year Ended December 31, 2000 to Year Ended December 31, 1999

The following tables set forth, by segment, the percentage relationship of expense items to operating revenues and certain other operating statistics for the periods indicated:

	Company		Boyd		WTI	
	Years Ended December 31,					
	2000	1999	2000	1999	2000	1999
Operating revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Operating expenses						
Salaries, wages, and employee benefits	31.0	26.6	35.7	33.4	11.4	8.1
Cost of independent contractors	27.8	33.9	17.5	20.2	70.4	71.6
Operating supplies	20.1	17.2	23.5	21.7	5.5	5.0
Operating taxes and licenses	2.3	2.1	2.3	2.2	2.3	1.9
Insurance and claims	5.6	4.6	5.4	4.7	6.3	4.3
Communications and utilities	1.2	1.1	1.2	1.2	1.2	1.0
Depreciation and amortization	9.2	8.1	10.3	9.9	4.4	3.0
Gain on disposition of property and equipment, net	(0.9)	(1.2)	(0.8)	(1.7)	(1.0)	0.0
Other	1.6	1.4	1.0	1.0	3.9	2.6
Total operating expenses	97.8	93.8	96.1	92.5	104.4	97.4
Operating income	2.2	6.2	3.9	7.5	(4.4)	2.6
Interest expense, net	(3.0)	(1.8)	(3.5)	(2.1)	(1.2)	(0.9)
Other income	--	--	--	--	--	--
Income (loss) before income taxes	(0.8)	4.4	0.4	5.4	(5.6)	1.7
Income taxes (benefit)	(0.0)	1.8	0.3	2.1	(1.4)	1.0
Net income (loss)	(0.8)%	2.6%	0.1%	3.3%	(4.2)%	0.7%

	Company		Boyd		WTI	
	Years Ended December 31,					
	2000	1999	2000	1999	2000	1999
Company operated tractors	686	529	656	501	30	28
Owner-operated tractors	331	533	111	209	220	324
Total tractors	1,017	1,112	767	710	250	352
Total trailers	1,398	1,451	1,104	1,022	294	429
Average length of haul in miles [(1)]	661	634	737	733	347	320
Average number of tractor loads per week [(2)]	3,145	3,368	2,294	2,267	851	1,108
Average revenues per total mile [(3)]	$ 1.19	$ 1.18	$ 1.17	$ 1.16	$ 1.23	$ 1.18

[(1)] The average length of haul in miles is calculated by dividing the total line-haul miles for the year by the total number of loads for the year.

[(2)] The average number of tractor loads per week is calculated by dividing the total number of loads by the number of working weeks in the year.

[(3)] The average revenue per total mile is calculated by dividing the total line-haul revenue for the year by the total line-haul miles driven.

Operating revenues for 2000 decreased $6.4 million, or 4.8%, to $126.7 million compared to $133.1 million for 1999. The decrease was due in part to the closing of the brokerage company at WTI, which was replaced by a new freight brokerage company at Boyd, and also the closing of the specialized division at WTI. This interruption in brokerage services and the closing of the specialized division at WTI accounted for $4.0 million of the decrease in revenues. The remainder of the decrease in revenues was attributable to a reduction in freight volume, especially in the steel industry.

Salaries, wages and employee benefits for 2000 increased $3.8 million, or 10.7%, to $39.2 million compared to $35.5 million in 1999. Salaries increased due to the decrease in the owner-operator fleet at both segments and, therefore, an increase in employee drivers. Owner-operators left the business due to reduced freight volume and increased fuel costs during 2000. Salaries made up 31.0% of operating revenue in 2000 compared to 26.6% in 1999.

Cost of independent contractors for 2000 decreased $10.0 million, or 22.1%, to $35.1 million from $45.1 million in 1999. As of December 31, 2000, Boyd had an owner-operator fleet of 111 operators compared to 209 owner-operators as of December 31, 1999. Additionally, WTI had 220 owner-operators as of December 31, 2000 compared to 324 operators in 1999.

Operating supplies expense for 2000 increased $2.5 million, or 10.8%, to $25.4 million compared with $22.9 million for 1999. The increase in operating supplies expense, which includes fuel costs, net of fuel surcharges, is due partly to the decrease in the owner-operator fleet at both segments, which has resulted in an increase of Company-operated units. The Company absorbs all of the variable costs for the Company-operated units. The increase in fuel cost per gallon also impacted overall fuel costs.

Operating taxes and licenses expense for 2000 increased $0.1 million, or 4.2%, to $2.9 million compared to $2.8 million in 1999. Taxes and licenses increased due to the decrease in the owner-operator leased fleet at both segments, which has resulted in an increase of company-operated tractors for which the Company bears all of the licensing and permitting expenses.

Insurance and claims expense for 2000 increased $0.9 million, or 15.5%, to $7.0 million compared to $6.1 million in 1999. The increase was primarily due to an increase in accident claims and insurance rates.

Communications and utilities expense for 2000 was relatively flat, $1.5 million, as compared to 1999.

Depreciation and amortization expense for 2000 increased $0.9 million, or 8.3%, to $11.6 million from $10.7 million in 1999. Depreciation expense increased primarily due to the Company's absorption of leased owner-operator tractors back into the Company fleet.

Other expenses for 2000 increased approximately $0.1 million, or 10.6%, to $1.5 million in 2000 from $1.4 million in 1999. Other expenses include, but are not limited to, consulting fees, legal fees, advertising costs, bank charges, rent and bad debts. The Company incurred higher bad debt expense in 2000, which resulted primarily from the weakened U.S. economy, especially in the steel industry sector. Rent expense for 2000 decreased $0.1 million, 9.3%, to $0.4 million from $0.5 million in 1999. Rent expense includes operating leases for both trailers and terminals. Rent expense decreased due to the Company's cancellation of leases at some of its outlying facilities.

Interest expense (net of interest income) increased $1.4 million, or 64.1%, to $3.8 million from $2.4 million in 1999. Interest expense increased due to an approximate 125 basis point increase in the LIBOR rate, on which the interest rate charged on all of the Company's debt is based.

Based on the foregoing, net income in 2000 decreased approximately $4.5 million, or 128.2%, to $(1.0) million compared to $3.5 million for 1999.

Liquidity and Capital Resources

The Company's primary cash requirements are for capital expenditures and operating expenses, including labor costs, fuel costs and operating supplies, and the payment of current debt maturities. Historically, the Company's primary sources of cash have been continuing operations and bank borrowings. The following table summarizes sources and uses of cash for the following periods indicated:

	2001	2000	1999
Operating activities	**$ 13,418,514**	$ 10,108,834	$ 11,571,965
Investing activities	**1,969,285**	(6,578,204)	(29,063,198)
Financing activities	**(14,439,625)**	(3,264,175)	17,136,395

Net cash provided by operating activities

Cash generated by operations increased $3.3 million dollars during 2001 and decreased $1.5 million dollars during 2000. The increase is due to improved operating results over 2000, a reduction in income tax receivable of $1,615,566 and an increase of $764,297 in trade payables and accrued liabilities. Trade accounts payable increased due in part to required increases in maintenance supplies at the new Birmingham, Alabama terminal.

The decrease in cash generated by operations in 2000 was driven by the decrease in accrued liabilities and other current liabilities and also the decrease in accounts payable. These amounts were somewhat offset by the increase in other current assets and also the increase in accounts receivable. The increase in accounts receivable was related to an increase in load volume and not due to inefficiency in collecting. The cash flow from operations enabled the Company to make capital expenditures and repay debt as discussed below.

During the second quarter of 2001, the Company learned that a significant customer had filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. The Company derived approximately 9% of its fiscal 2001 operating revenues from this customer. Through the fourth quarter of 2001, the Company collected approximately $850,000 of the approximately $900,000 of pre-petition debt from this customer. If the Company is unable to retain the customer, or if the revenue the Company derives from its business with this customer decline materially, such events could have a material adverse effect on the Company's results of operations and financial condition.

Net cash used in (provided by) investing activities

The growth of the Company's business and maintenance of its modern fleet has required significant investments in new tractors and trailers, which has been financed largely through long-term debt. Historically, the Company has financed its major capital equipment purchases consisting of revenue equipment and construction of terminals through banks. During 2001, the Company acquired $1.6 million in revenue equipment using cash flow from operations. All other equipment purchases consisting of service vehicles, computer and office equipment are purchased through its cash flow from operations. The amount of revenue equipment purchased decreased from prior years due to the Company increasing the length of its trade cycle. The Company currently has a 42-month trade cycle and will be increasing it to 45 months with the new trades anticipated in 2002. The Company plans to trade approximately 125 tractors during the first six months of 2002.

Net cash provided by (used in) financing activities

During 2001, the Company paid $13.1 million towards the reduction of its long-term debt. At December 31, 2001, the Company had debt (including current portions) of $39.2 million, which was primarily incurred to purchase revenue equipment and to construct the new terminal located in Birmingham, Alabama. Pursuant to the Company's stock repurchase program, the Company purchased 244,463 and 263,940 shares of the Common Stock in open market or negotiated transactions during 2000 and 1999, for aggregate purchase prices of $1,432,941 and $2,342,746. Under this program the Company still has the authority to purchase approximately 90,000 more shares of its Common Stock. The Company purchased in negotiated transactions 234,009 and 125,538 shares of Common Stock from the former vice-chairman of the Company and the CEO of WTI during 2001 and 2000, respectively, at a price per share of $6.50. The Company funded these purchases using working capital. On January 8, 1999, the Company purchased 500,000 shares of its outstanding Common Stock from a former Chief Executive Officer of the Company for $3,660,000. The stock purchase was funded by available cash and a bank line of credit.

Anticipated Sources and Uses of Funds
The Company's primary cash requirements are for capital expenditures and operating expenses, including labor costs, fuel costs and operating supplies, and the payment of current debt maturities. Historically, the Company's primary sources of cash have been continuing operations and bank borrowings.
The Company anticipates generating more than sufficient cash from operations in 2002 to cover planned capital expenditures of approximately $5.0 million, and servicing current maturities of long-term debt. Historically, the Company has relied on cash generated from operations to fund its working capital requirements. The Company has a bank line of credit permitting short-term borrowings of up to $2.5 million. The revolving line of credit is collateralized by accounts receivable and inventory. As of December 31, 2001, the Company had $0.2 million outstanding on its line of credit, which the Company expects to renew on March 31, 2002.

The Company's loan agreements with its major lenders require the Company, among other things, to maintain a tangible net worth of $13.0 million, as defined in the agreements, and to maintain certain financial ratios. On March 22, 2002, the Company received waivers executed by two of its lenders relating to certain financial covenant ratio requirements with respect to which the Company was not in compliance as of December 31, 2001. There can be no assurance that the Company will be able to comply with these covenants in the future. If the Company is unable to comply with these covenants in the future, there can be no assurance that the Company's lenders will provide any additional waivers with respect to any such noncompliance; however, the Company is pursuing changes to such financial ratios in its loan agreements, and believes that these new financial ratios will increase the likelihood that the Company will be able to comply with these covenants in the future.

Effective July 1, 2001, the Company increased its retention, per occurrence, for auto liability, general liability and cargo coverage. These coverages are included in one occurrence to determine if the retention has been met. The Company has been involved in two accidents in the first quarter of 2002 that resulted in third party fatalities. Each of these accidents, taken separately, has the potential to cause the Company to reach its total per occurrence retention amount for insurance purposes. Although no claims have been made against the Company with respect to these accidents, in the event claims are made and the Company ultimately is found to have some liability for these accidents, the Company believes that its operating cash flows and unused lines of credit would be sufficient to cover any amounts payable. The Company currently purchases excess primary and umbrella insurance coverage in amounts that management believes are adequate to supplement its retained liabilities. The Company currently has outstanding letters of credit, totaling approximately $4.6 million at December 31, 2001, to cover liability insurance claims and outstanding claims related to its previously self- insured worker's compensation. Annual commitment fees relating to these letters of credit do not exceed 1.5% of the face amounts thereof.

The Company will continue to have significant capital requirements, which may require the Company to seek additional borrowings or equity capital. The availability of debt financing or equity capital will depend upon prevailing market conditions, the market price of the Company's Common Stock and other factors over which the Company has little or no control, as well as the Company's financial condition and results of operations.

The following tables set forth information regarding the Company's contractual obligations and commercial commitments. These disclosures are also included in the Notes to the Consolidated Financial Statements and such Notes are cross-referenced in the tables below.

Contractual Obligations (*in thousands*)

	Years							Footnote
	Total	1	2	3	4	5	>5	Ref.
Long-term debt	$ 39,186	$ 13,580	$ 12,923	$ 6,473	$ 2,217	$ 1,344	$ 2,649	4
Operating leases	26	26	--	--	--	--	--	3
Total contractual obligations	$ 39,212	$ 13,606	$ 12,923	$ 6,473	$ 2,217	$ 1,344	$ 2,649	

The Company has decreased its operating lease commitments through increased Company owned facilities and revenue equipment. The remaining operating lease commitments in effect at December 31, 2001 are on a month-to-month basis.

Other Commercial Commitments (*in thousands*)

	Years							Footnote
	Total	1	2	3	4	5	>5	Ref.
Unused lines of credit	$ 2,290	$ 2,290	--	--	--	--	--	4
Letters of credit	4,587	4,587	--	--	--	--	--	5
Total contractual obligations	$ 6,877	$ 6,877	--	--	--	--	--	

The unused lines of credit are available to the Company in the event the Company needs financing for the growth of its fleet. With the Company's strong financial position, the Company expects it could obtain additional financing, if necessary, on favorable terms. The letters of credit are primarily required for insurance policies.

Interest Rate Risk

The Company is exposed to interest rate risk due to its long-term debt, which at December 31, 2001, bore interest at rates ranging from 1.25% to 2.25% above the bank's LIBOR rate. Under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures about Fair Value of Financial Instruments," the Company has estimated the fair value of its long-term debt approximates its carrying value, using a discounted cash flow analysis based on borrowing rates available to the Company. The effect of a hypothetical ten percent increase in interest rates would increase the estimated fair value of the Company's long-term debt by approximately $407,000. Management believes that current working capital funds are sufficient to offset any adverse effects caused by changes in the interest rates.

Seasonality

In the trucking industry, results of operations show a seasonal pattern because customers generally reduce shipments during the winter season, and the Company does experience some seasonality due to the open, flatbed nature of its trailers and the type commodity that is being shipped. The Company has at times experienced delays in meeting its shipping schedules as a result of severe weather conditions, particularly during the winter months. In addition, the Company's operating expenses have historically been higher in the winter months due to decreased fuel efficiency and increased maintenance costs in colder weather.

Economy

The Company is sensitive to changes in overall economic conditions that impact customer-shipping volumes. The general slowdown in the economy during 2000 and 2001 had a negative effect on freight volumes for truckload carriers, including the Company. As the unemployment rate increased, driver availability improved for the Company and the industry. Fuel prices increased beginning in the fourth quarter 1999 and remained high through 2000 and 2001 before decreasing in the latter part of 2001. Shortages of fuel, increases in fuel prices, or rationing of petroleum products can have a materially adverse impact on the operations and profitability of the Company. To the extent that the Company cannot recover the higher cost of fuel through customer fuel surcharges, the Company's results would be negatively impacted. Future economic conditions that may affect the Company include employment levels, business conditions, fuel and energy costs, interest rates, and tax rates.

Safety and Insurance
The Company is committed to securing appropriate insurance coverage at cost-effective rates. The primary claims that arise in the trucking industry consist of cargo loss and damage, general liability, personal liability, property damage and workers' compensation. The Company has grouped auto liability, general liability and cargo coverage into one "basket," and this basket limits the total retention per occurrence to $500,000. The Company is self insured for workers' compensation claims as well as physical damage claims for its own tractors. The Company currently purchases excess primary and umbrella insurance coverage in amounts that management believes are adequate to supplement its retained liabilities. The Company cannot guarantee that the current retention amounts will not change or that insurance premiums will not increase dramatically during its next insurance renewal, which is scheduled for June 30,2002. The retention amounts and insurance premiums are reflective of the Company's accident occurrence frequency and severity. The Company has adequate working capital and unused lines of credit to offset any increase in retention amounts or premiums.

Recently Issued Accounting Standards
In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 supersedes Accounting Principles Board Opinion ("APB") No. 16, "Business Combinations," and eliminates the pooling-of-interest method of accounting for business combinations. SFAS No. 141 also changes the criteria for recognizing intangible assets apart from goodwill and states the following criteria should be considered in determining the recognition of intangible assets: (1) whether the intangible asset arises from contractual or other rights, or (2) whether the intangible asset is separable or divisible from the acquired entity and capable of being sold, transferred, licensed, returned or exchanged.

SFAS No. 142, generally effective January 1, 2002, supersedes APB No. 17, "Intangible Assets," and requires goodwill and other acquired intangible assets that have an indefinite useful life to no longer be amortized; however, these assets must be reviewed at least annually for impairment. The Company currently amortizes goodwill over its estimated useful life of twenty years.

The Company recorded $223,800, or $0.08 per share on a pre-tax basis, of goodwill amortization in 2001.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 30, 2002. The Company does not anticipate the adoption of this statement will have a material impact on the financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. However, SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for: (1) recognition and measurement of the impairment of long-lived assets to be held and used and (2) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company does not anticipate the adoption of this standard will have a material impact on the financial statements.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31,	2001	2000
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	**$ 2,221,455**	$ 1,273,281
Short-term investments	**278,000**	250,000
Accounts receivable, less allowance for doubtful accounts of $318,981 (2001) and $276,070 (2000):		
Trade and interline	**10,055,894**	10,907,099
Other	**956,576**	690,212
Income tax receivable	**339,220**	1,954,786
Current portion of net investment in sales-type leases	**1,200,175**	1,562,329
Parts and supplies inventory	**497,637**	431,967
Tires on revenue equipment	**152,300**	282,915
Prepaid licenses and permits	**946,054**	557,368
Other prepaid expenses	**1,157,370**	1,049,446
Deferred income taxes	**1,497,047**	919,811
Total current assets	**19,301,728**	19,879,214
PROPERTY AND EQUIPMENT:		
Land and land improvements	**2,800,523**	2,263,326
Buildings	**7,635,280**	2,927,611
Revenue equipment	**70,927,529**	76,637,858
Other equipment	**12,090,626**	11,781,884
Leasehold improvements	**384,884**	384,884
Construction in progress	**--**	5,090,631
Total	**93,838,842**	99,086,194
Less accumulated depreciation and amortization	**35,325,568**	32,348,826
Property and equipment, net	**58,513,274**	66,737,368
OTHER ASSETS:		
Net investment in sales-type leases	**3,850,821**	2,908,691
Goodwill, net of accumulated amortization of $912,077 (2001) and $688,277 (2000)	**3,452,446**	3,676,246
Revenue equipment held for lease	**500,125**	1,395,865
Deposits and other assets	**465,112**	454,739
Total other assets	**8,268,504**	8,435,541
TOTAL	**$ 86,083,506**	$ 95,052,123
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Line of credit	**$ 210,540**	$ 1,049,831
Accounts payable - trade and interline	**3,339,973**	2,575,676
Current maturities of long-term debt	**13,580,359**	13,534,198
Accrued liabilities:		
Self-insurance claims	**2,820,773**	2,510,396
Salaries and wages	**485,599**	505,181
Other	**953,694**	1,184,493
Total current liabilities	**21,390,938**	21,359,775
LONG-TERM DEBT	**25,606,297**	33,322,377
DEFERRED INCOME TAXES	**13,798,144**	13,187,549
Total liabilities	**60,795,379**	67,869,701
COMMITMENTS AND CONTINGENCIES (Note 5)		
STOCKHOLDERS' EQUITY:		
Preferred stock, $.001 par value - 1,000,000 shares authorized; no shares issued and outstanding	**--**	--
Common stock, $.001 par value - 10,000,000 shares authorized; 4,069,640 shares issued and outstanding	**4,070**	4,070
Additional paid-in capital	**16,884,622**	16,864,622
Retained earnings	**18,008,625**	18,451,689
Treasury stock, at cost; 1,355,041 shares (2001) and 1,118,746 shares (2000)	**(9,609,190)**	(8,137,959)
Total stockholders' equity	**25,288,127**	27,182,422
TOTAL	**$ 86,083,506**	$ 95,052,123

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31,	**2001**	2000	1999
OPERATING REVENUES	**$ 123,856,279**	$ 126,724,786	$ 133,137,272
OPERATING EXPENSES			
Salaries, wages and employee benefits	**39,560,825**	39,262,650	35,461,400
Cost of independent contractors	**31,779,119**	35,172,619	45,132,153
Operating supplies	**26,513,199**	25,403,579	22,934,366
Operating taxes and licenses	**2,241,198**	2,965,480	2,846,677
Insurance and claims	**6,457,919**	7,060,347	6,110,604
Communications and utilities	**1,370,598**	1,520,342	1,479,546
Depreciation and amortization	**12,289,710**	11,611,081	10,719,647
Gain on disposal of property and equipment, net	**(525,808)**	(1,113,574)	(1,626,983)
Other	**1,950,109**	2,008,131	1,862,170
Total operating expenses	**121,636,869**	123,890,655	124,919,580
OPERATING INCOME	**2,219,410**	2,834,131	8,217,692
OTHER INCOME (EXPENSES):			
Interest income	**63,357**	80,338	91,740
Interest expense	**(2,684,429)**	(3,904,241)	(2,421,910)
Other expenses, net	**(2,621,072)**	(3,823,903)	(2,330,170)
INCOME (LOSS) BEFORE PROVISION (BENEFIT) FOR INCOME TAXES	**(401,662)**	(989,772)	5,887,522
PROVISION (BENEFIT) FOR INCOME TAXES	**5,038**	(15,318)	2,430,152
NET INCOME (LOSS)	**$ (406,700)**	$ (974,454)	$ 3,457,370
BASIC AND DILUTED NET INCOME (LOSS) PER SHARE	**$ (0.14)**	$ (0.32)	$ 0.99
BASIC AND DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING	**2,829,614**	3,090,292	3,507,311

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

For The Years Ended December 31, 2001, 2000, 1999 and 1998	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balance, December 31, 1998	$ 4,070	$ 16,864,622	$ 15,993,015	$ --	$ 32,861,707
Exercise of stock options	--	--	(4,932)	43,620	38,688
Sale of common stock under employee stock purchase plan	--	--	(7,311)	45,583	38,272
Purchase of treasury stock	--	--	--	(6,002,746)	(6,002,746)
Net income	--	--	3,457,370	--	3,457,370
Balance, December 31, 1999	4,070	16,864,622	19,438,142	(5,913,543)	30,393,291
Sale of common stock under employee stock purchase plan	--	--	(11,999)	24,525	12,526
Purchase of treasury stock	--	--	--	(2,248,941)	(2,248,941)
Net loss	--	--	(974,454)	--	(974,454)
Balance, December 31, 2000	4,070	16,864,622	18,451,689	(8,137,959)	27,182,422
Sale of common stock under employee stock purchase plan	**--**	**--**	**(36,364)**	**49,825**	**13,461**
Capital contribution	**--**	**20,000**	**--**	**--**	**20,000**
Purchase of treasury stock	**--**	**--**	**--**	**(1,521,056)**	**(1,521,056)**
Net loss	**--**	**--**	**(406,700)**	**--**	**(406,700)**
Balance, December 31, 2001	**$ 4,070**	**$ 16,884,622**	**$ 18,008,625**	**$ (9,609,190)**	**$ 25,288,127**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,	2001	2000	1999
OPERATING ACTIVITIES:			
Net income (loss)	$ **(406,700)**	$ (974,454)	$ 3,457,370
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**12,289,710**	11,611,081	10,719,647
Provision for bad debts	**625,000**	84,000	220,000
Gain on disposal of property and equipment, net	**(525,808)**	(1,113,574)	(1,626,983)
Net effect of sales-type leases on cost of independent contractors	**(526,708)**	253,990	(1,741,454)
Provision for deferred income taxes	**33,358**	1,590,614	640,331
Changes in assets and liabilities provided (used) cash:			
Accounts receivable	**(40,159)**	1,818,149	(713,392)
Other current assets	**1,155,901**	1,158,104	(666,292)
Deposits and other assets	**(10,373)**	(16,367)	(257,291)
Accounts payable - trade and interline	**764,297**	(1,436,371)	2,414,894
Accrued liabilities and other current liabilities	**59,996**	(2,866,338)	(874,865)
Net cash provided by operating activities	**13,418,514**	10,108,834	11,571,965
INVESTING ACTIVITIES:			
Payments received on sales-type leases	**2,288,643**	3,407,859	3,939,430
Capital expenditures:			
Revenue equipment	**(1,642,936)**	(14,459,770)	(36,950,717)
Other property and equipment	**(1,234,350)**	(1,617,129)	(4,650,303)
Proceeds from disposals of property and equipment	**2,557,928**	6,090,836	8,542,604
Receipt of acquisition escrow	**--**	--	55,788
Net cash provided by (used in) investing activities	**1,969,285**	(6,578,204)	(29,063,198)
FINANCING ACTIVITIES:			
Proceeds from sales of common stock	**13,461**	12,526	38,272
Proceeds from capital contribution	**20,000**	--	--
Proceeds from exercise of stock options	**--**	--	38,688
Purchase of treasury stock	**(1,521,056)**	(2,248,941)	(6,002,746)
Proceeds (payments) on line of credit	**(839,291)**	1,049,831	--
Proceeds from long-term debt	**1,012,949**	9,949,052	36,785,635
Principal payments on long-term debt	**(13,125,688)**	(12,026,643)	(13,723,454)
Net cash (used in) provided by financing activities	**(14,439,625)**	(3,264,175)	17,136,395
Net increase (decrease) in cash and cash equivalents	**948,174**	266,455	(354,838)
CASH AND CASH EQUIVALENTS:			
BEGINNING OF YEAR	**1,273,281**	1,006,826	1,361,664
END OF YEAR	$ **2,221,455**	$ 1,273,281	$ 1,006,826
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash paid during the year for:			
Interest	$ **2,684,429**	$ 3,904,593	$ 2,358,576
Income taxes, net of refunds	$ **(1,508,026)**	$ 1,138,562	$ 2,727,399
SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES			
Net investment in sales-type leases	$ **1,065,389**	$ (3,160,246)	$ 1,817,598
Dealer financed purchases of revenue equipment	$ **5,545,820**	$ --	$ --

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Nature of Operations - Boyd Bros. Transportation Inc. and its subsidiary (the "Company") are flatbed carriers, transporting a variety of products, primarily steel and building materials. The Company has authority to operate in the continental United States; however, its market generally encompasses the eastern two-thirds of the United States. The Company is headquartered in Clayton, Alabama and operates regional and satellite terminals in locations near interstate highways or customer facilities.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, WTI Transport, Inc. ("WTI"). All significant intercompany items have been eliminated in consolidation.

Use of Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Operating revenue and related costs are recognized upon delivery of products to customers provided that pervasive evidence of an arrangement exists, the selling price is fixed and determinable, and collectibility of the resulting receivables is probable.

Cash and Cash Equivalents - Cash and cash equivalents include cash on hand, cash on deposit and highly liquid investments with a maturity of three months or less at purchase date.

Short-Term Investments - Short-term investments, which consist of certificates of deposit with maturities of three to twelve months, are stated at cost, which approximates market.

Revenue Equipment Held for Lease - Revenue equipment held for lease and not in use is stated at cost, less accumulated depreciation, which approximates net realizable value. Depreciation expense is suspended while the asset is in revenue equipment held for lease.

Tires on Revenue Equipment - Tires placed in service on newly purchased revenue equipment are carried at cost and depreciated over their useful lives, estimated to be eighteen months. The undepreciated cost of tires is included in tires on revenue equipment. Cost of replacement tires are expensed when put into service.

Property and Equipment - Property and equipment are stated at the lower of fair value or cost. Depreciation is computed using the straight-line method at rates intended to distribute the cost of the assets over their estimated service lives as follows:

Land improvements	15 years
Buildings	5-30 years
Revenue equipment	4-7 years
Other equipment	3-10 years
Leasehold improvements	3-20 years

Depreciation is computed using accelerated methods for income tax purposes. Expenditures which significantly increase values or extend useful lives of property and equipment are capitalized, whereas those for normal maintenance and repairs are expensed. Gains and losses on disposal of property and equipment are reflected in operations in the year of disposal.

Goodwill - Goodwill represents the excess purchase price of the net assets acquired in the WTI business combination over their estimated fair value. Goodwill is amortized on a straight-line basis over a 20 year estimated useful life. Goodwill amortization amounted to $223,800 for each of the three years ended December 31, 2001, 2000 and 1999.

Impairment of Long-Lived Assets -The Company periodically evaluates the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived assets.

Stock Based Compensation Plans - The Company accounts for its stock-based compensation plans under the provisions of APB No. 25, "Accounting for Stock Issued to Employees." In Note 6, the Company presents the disclosure requirements of SFAS No. 123, "Accounting for Stock-based Compensation." SFAS 123 requires companies that elect not to account for stock-based compensation as prescribed by that statement to disclose, among other things, the pro forma effects on operations as if SFAS 123 had been adopted.

Income Taxes - The Company accounts for income taxes under the asset and liability method which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than possible enactments of changes in the tax laws or rates.

Claims Accruals - The Company accrues estimates for the uninsured portion of claims relating to the Company's insurance programs (see Note 5).

Net (Loss) Income Per Share - In accordance with SFAS No. 128, "Earnings per Share", the Company reports two separate net income (loss) per share numbers, basic and diluted, for all periods presented. These per share amounts have been computed using the weighted-average number of shares of common stock outstanding during each period. Diluted earnings per share amounts are to be presented to include the effect of potentially dilutive securities.

Options that could potentially dilute basic net income (loss) per share in the future were not included in the computation of diluted net income (loss) per share because to do so would have been antidilutive. Antidilutive options were 85,200; 408,300; and 456,100 for the years ended December 31, 2001, 2000 and 1999, respectively.

Fair Value of Financial Instruments - The carrying value of the Company's cash equivalents, short-term investments, trade receivables, trade payables and accrued expenses approximates fair value because of the short-term nature of these instruments. Additional fair value disclosure for the Company's interest-bearing debt is presented in Note 4.

Recent Accounting Pronouncements - Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities" was adopted effective January 1, 2001. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS No. 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Company does not enter into derivative contracts either to hedge existing risks or for speculative purposes. Accordingly, the adoption of SFAS No. 133 has not had an impact on the financial position, results of operations, or cash flows of the Company.

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 supercedes Accounting Principles Board Opinion ("APB") No. 16, "Business Combinations," and eliminates the pooling-of-interest method of accounting for business combinations. SFAS No. 141 also changes the criteria for recognizing intangible assets apart form goodwill and states the following criteria should be considered in determining the recognition of intangible assets: (1) whether the intangible asset arises from contractual or other rights, or (2) whether the intangible asset is separable or divisible from the acquired entity and capable of being sold, transferred, licensed, returned or exchanged.

SFAS No. 142, generally effective January 1, 2002, supercedes APB No. 17, "Intangible Assets," and requires goodwill and other acquired intangible assets that have an indefinite useful life to no longer be amortized; however, these assets must be reviewed at least annually for impairment. The Company currently amortizes goodwill over its estimated useful life of twenty years.

The Company recorded $223,800, or $0.08 per share on a pre-tax basis, of goodwill amortization in 2001.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 30, 2002. The Company does not anticipate the adoption of this statement will have a material impact on the financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. However, SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for: (1) recognition and measurement of the impairment of long-lived assets to be held and used and (2) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company does not anticipate the adoption of this standard will have a material impact on the financial statements.

Reclassifications - Certain reclassifications have been made to the 2000 and 1999 consolidated financial statements to conform to the 2001 presentation.

2. Employee Benefit Plan

The Company has a contributory 401(k) retirement plan, which covers employees who elect to participate and meet certain eligibility requirements. The amounts charged to operations related to this plan for the years ended December 31, 2001, 2000 and 1999 were $226,731, $165,562, and $280,890, respectively.

3. Leases

Lessee

Operating Leases - The Company leases certain terminal buildings, land and equipment under agreements which expire at various dates through 2002. The lease agreements generally include renewal options and the Company is required to pay taxes, insurance and normal maintenance for the facilities. Future minimum lease payments under all operating leases are insignificant.

Total rental expense for all operating leases was $170,741, $356,791, and $384,723, for the years ended December 31, 2001, 2000 and 1999, respectively.

Lessor

Sales-Type Leases - The Company leases revenue equipment to certain of its owner-operators and accounts for these transactions as sales-type leases. These receivables have terms of three and one-half to four years and are collateralized by a security interest in the related revenue equipment. Certain revenue equipment under these leases have a guaranteed residual value from the vendor which will be redeemed by the Company at the end of the lease term.

The components of the net investment in sales-type leases at December 31, 2001 and 2000 are as follows:

	2001	2000
Minimum lease receivable	$ 7,929,530	$ 6,120,316
Allowance for uncollectible receivables	(1,590,153)	(677,910)
Net minimum lease receivable	6,339,377	5,442,406
Unearned interest income	(1,288,381)	(971,386)
Net investment in sales-type leases	5,050,996	4,471,020
Less current portion	(1,200,175)	(1,562,329)
Net amount due after one year	$ 3,850,821	$ 2,908,691

Future minimum lease rentals for sales-type leases are as follows:

Year	
2002	$ 2,965,423
2003	2,511,297
2004	1,693,332
2005	759,478
Total	$ 7,929,530

Gains on disposition of revenue equipment leased to owner-operators, interest income on these leases, rental income on operating leases, and provisions for bad debts related to sales-type leases are included as components of cost of independent contractors in the accompanying consolidated statements of operations.

Operating Leases - The Company also leases revenue equipment to certain of its owner-operators and accounts for these transactions as operating leases. These leases have terms of three to three and one-half years. The revenue equipment under these leases had a cost of $1,423,174 and $550,751, and accumulated depreciation of $414,076 and $197,223 at December 31, 2001 and 2000, respectively.

Future minimum lease rentals for operating leases are as follows:

Year	
2002	$ 380,856
2003	249,074
2004	59,776
Total	$ 689,706

Total rental income from operating leases was $328,331, $273,360, and $713,030 for the years ended December 31, 2001, 2000 and 1999, respectively.

4. Borrowing Arrangements

Long-term debt at December 31, 2001 and 2000 is summarized as follows:

	2001	2000
Revenue equipment obligations:		
LIBOR plus 1.25% subject to 5.0% minimum (5.00% - 2001 and 7.65% - 2000) Notes payable to banks in monthly installments through December 2005	**$ 11,478,728**	$ 39,513,292
LIBOR plus 1.50% (3.38% - 2001 and 7.90% - 2000) Notes payable to banks in monthly installments through February 2006	**3,876,631**	3,621,086
LIBOR plus 2.00% (3.83% - 2001 and 8.15% - 2000) Notes payable to banks in monthly installments through November 2006	**2,054,475**	3,722,197
LIBOR plus 2.25% (4.13%-2001) Notes payable to banks in monthly installments through May 2004	**16,718,438**	--
Fixed rate of 5.75% Notes payable to finance company in monthly installments through December 2006	**5,058,384**	--
Total	**39,186,656**	46,856,575
Less current maturities	**13,580,359**	13,534,198
Long-term debt	**$ 25,606,297**	$ 33,322,377

Revenue equipment obligations are collateralized by revenue equipment.

The notes payable to banks bear interest ranging from LIBOR plus 1.25% to LIBOR plus 2.25% based on the Company's level of cash flows as defined in their loan agreements.

Long-term debt is scheduled to mature as follows:

Year	
2002	$ 13,580,359
2003	12,923,034
2004	6,473,252
2005	2,217,770
2006	1,344,253
Thereafter	2,647,988
Total	$ 39,186,656

The Company also has a $2,500,000 line of credit under a commercial revolving note expiring March 31, 2002, bearing interest at LIBOR plus 1.75%. There were borrowings of $210,540 and $1,049,831 outstanding at December 31, 2001 and 2000, respectively. The Company renewed this line of credit during the first quarter of 2002.

Covenants under these loan agreements require the Company, among other things, to maintain a tangible net worth of $13,000,000, as defined, and to maintain certain financial ratios. On March 22, 2002, the Company received waivers from certain lenders due to non-compliance with financial ratios at December 31, 2001. After giving effect to the waivers, the Company was in compliance with all debt covenants at December 31, 2001.

The fair value of long-term debt approximates its carrying value and was estimated using a discounted cash flow analysis, based on the borrowing rate currently available to the Company for bank loans with similar terms and average maturities.

5. Commitments and Contingencies

Self Insurance Accruals

At December 31, 2001, the Company is self-insured as follows:

	Retention Amount Per Occurrence
Workers' compensation	$ 250,000
Liability – body injury	$ 500,000*
Liability – property damage	$ 500,000*
Employee medical and hospitalization	
Cargo loss and damage	$ 500,000*
General liability	$ 500,000*
Environmental losses	No limit

* These coverages are all included in one retention amount per occurrence. Maximum retention is $500,000 per occurrence.

The above retention amounts represent rates which were negotiated with the Company's insurance carriers at June 30, 2001. Retention amounts under other previous insurance programs may vary from those stated above. At December 31, 2001, the Company has recorded liabilities for retention amounts related to claims under previous insurance coverage. For claims prior to June 30, 1997, the Company had a retention amount per occurrence under workers' compensation of $300,000. For the period from July 1, 1997 to June 30, 2000, workers' compensation insurance was provided under fully insured policies. Effective July 1, 2000, the Company has a retention amount per occurrence under workers' compensation of $250,000.

The Company has excess primary coverage on a per claim and aggregate basis beyond the deductible levels and also maintains umbrella policies to supplement the primary liability coverage.

Effective January 2001, the Company became fully self-insured for liability - physical damage, except for claims related to catastrophic physical damage. The Company has a retention amount per occurrence under liability - catastrophic physical damage of $10,000.

The liabilities for self-insurance are accrued based on claims incurred, with liabilities for unsettled claims and claims incurred but not yet reported being estimated based on management's evaluation of the nature and severity of individual claims and the Company's past claims experience.

Letters of Credit

The Company has outstanding letters of credit at December 31, 2001 totaling approximately $4,587,109 to cover liability insurance claims and claims related to its previous self-insured workers' compensation program, and to purchase revenue equipment.

Litigation

There are sundry claims and suits pending against the Company in the ordinary course of business. In the opinion of the Company's management, any ultimate liability in these matters will have no material adverse effect on the financial position, operations or cash flows of the Company.

6. Stockholders' Equity

Preferred Stock - The Board of Directors is authorized to issue, at its discretion, up to 1,000,000 shares of preferred stock at par value of $.001. The terms and conditions of the preferred stock are to be determined by the Board of Directors.

Employee Stock Purchase Plan - During 1999, the Company established an Employee Stock Purchase Plan under which 175,000 shares of the Company's common stock may be issued to eligible employees at a price equal to the lesser of 85% of the market price of the stock as of the first or last day of the offering periods (as defined). Employees may elect to have a portion of their compensation withheld, subject to certain limits, to purchase the Company's common stock. The expense associated with this plan in 2001 and 2000 was insignificant.

Stock Option Plan - The Company has a stock option plan (the "Plan") that provides for the granting of stock options to key employees, executive officers and directors. An aggregate of 500,000 shares of the Company's common stock are reserved for this Plan. The options are exercisable in increments over a five-year period beginning on the first anniversary of the grant and will expire ten years after the date of the grant. No options were exercised in 2001 or 2000.

Information regarding the Plan is summarized below:

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 1998	444,810	$ 9.36
Granted	65,250	10.25
Exercised	(6,000)	6.00
Terminated	(47,960)	9.40
Outstanding at December 31, 1999	456,100	9.53
Terminated	(47,800)	8.58
Outstanding at December 31, 2000	408,300	9.62
Granted	**20,000**	**2.55**
Terminated	**(343,100)**	**9.54**
Outstanding at December 31, 2001	**85,200**	**$ 8.28**
Options exercisable at December 31, 2001	**65,650**	**$ 7.75**
Options exercisable at December 31, 2000	262,380	$ 9.88
Options exercisable at December 31, 1999	228,830	$ 10.04

At December 31, 2001, 414,800 shares were available for future grant under the Plan.

The following table summarizes information concerning stock options outstanding and options exercisable at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	**Number of Shares Outstanding**	**Weighted Average Remaining Contractual Life**	**Weighted Average Exercise Price**	**Number of Shares Exercisable**	**Weighted Average Exercise Price**
$2.50 - $11.00	85,200	6.2	$8.28	65,650	$7.75

SFAS No. 123, Accounting for Stock-Based Compensation, encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. The option price of all the Company's stock options is equal to the market value of the stock at the grant date. As such, no compensation expense is recorded in the accompanying consolidated financial statements.

Had compensation cost been determined based upon the fair value at the grant date for options awarded in 1999 under the Plan consistent with the methodology prescribed under SFAS No. 123, the Company's pro forma net (loss) income and net (loss) income per share would have differed from the amounts reported as follows:

	As Reported			Pro Forma		
	2001	2000	1999	**2001**	2000	1999
Net (loss) income	**$ (406,700)**	$ (974,454)	$ 3,457,370	**$ (728,767)**	$ (1,506,993)	$ 2,652,128
Basic and diluted net (loss) income per share	**$ (0.14)**	$ (0.32)	$ 0.99	**$ (.26)**	$ (0.49)	$ 0.76

The fair value per share for options granted was $1.98 for the year ended December 31, 2001 and $7.93 for the year ended December 31, 1999. The fair value was estimated at the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2001	2000	1999
Risk-free interest rate	**4.6%**	--	6.5%
Dividend yield	**0.0%**	--	0.0%
Expected volatility	**82.4%**	--	81.2%
Weighted average expected life (in years)	**6**	--	7

7. Income Taxes (Benefit)

The provision (benefit) for income taxes for the years ended December 31, 2001, 2000 and 1999 consisted of the following:

	2001	2000	1999
Current:			
Federal	**$ (24,428)**	$ (1,603,762)	$ 1,554,759
State	**(3,893)**	(2,170)	235,062
Total current provision (benefit)	**(28,321)**	(1,605,932)	1,789,821
Deferred:			
Federal	**21,990**	1,625,520	549,962
State	**11,369**	(34,906)	90,369
Total deferred provision	**33,359**	1,590,614	640,331
Total provision (benefit) for income taxes	**$ 5,038**	$ (15,318)	$ 2,430,152

Total income tax provision (benefit) for 2001, 2000 and 1999 is different from the amount that would be computed by applying the statutory federal income tax rate of 34% to income before income taxes. The reasons for this difference are as follows:

	2001	2000	1999
Income tax (benefit) at expected federal income tax rate	**$ (136,565)**	$ (336,522)	$ 2,001,757
State income taxes, net of federal tax effect	**4,934**	(24,470)	214,785
Nondeductible operating expenses	**72,381**	58,254	37,659
Nondeductible goodwill amortization	**76,592**	76,592	76,592
Adjustment to estimated income tax accruals	**--**	191,956	--
Other	**(12,304)**	18,872	99,359
	$ 5,038	$ (15,318)	$ 2,430,152

At December 31, 2001, the Company had state net operating loss carryforwards of approximately $5,808,000, which will expire in 2021.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of the Company's deferred tax liabilities and assets as of December 31, 2001 and 2000 are as follows:

	2001	2000
Deferred tax liabilities:		
Tax over book depreciation	**$ 13,837,035**	$ 13,496,705
Prepaid expenses deductible when paid	**695,592**	500,803
Capitalized tires	**59,934**	110,900
Total deferred tax liabilities	**$ 14,592,561**	14,108,408
Deferred tax assets:		
Accrued self insurance claims	**$ 995,612**	$ 710,342
Other accrued expenses not deductible until paid	**179,247**	416,007
Allowance for losses on receivables	**751,296**	375,915
State NOL carryforward	**296,904**	268,779
Other	**68,405**	69,627
Total deferred tax assets	**2,291,464**	1,840,670
Net deferred tax liabilities	**$ 12,301,097**	$ 12,267,738

The above amounts are reflected in the accompanying consolidated balance sheets as:

	2001	2000
Current assets	**$ 1,497,047**	$ 919,811
Noncurrent liabilities	**(13,798,144)**	(13,187,549)
Net deferred tax liabilities	**$ 12,301,097**	$ 12,267,738

8. Major Customers

The Company's largest 25, 10 and 5 customers accounted for approximately 41%, 24% and 16% respectively, of the Company's revenues during the year ended December 31, 2001. Many of the Company's largest 25 customers are publicly held companies. No single customer accounted for more than 10% of the Company's revenues during the years ended December 31, 2001,2000 and 1999. The Company does not believe that it is dependent upon any single customer. Sales to the Company's largest customer amounted to 10%, 9% and 8% of operating revenues during 2001, 2000 and 1999, respectively Customers in the steel industry accounted for 42%, 42% and 45% of the Company's operating revenues for the years ended December 31, 2001, 2000 and 1999.

9. Segment Information

SFAS No. 131 establishes standards for the way in which public companies are to disclose certain information about operating segments in their financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers.

The Company has identified two reportable segments based on the criteria of SFAS No. 131: Boyd and WTI. The Boyd segment is a flatbed carrier that hauls primarily steel and building products throughout most of the continental United States, and operates 760 tractors. Boyd had 570 company drivers and 190 owner-operators as of December 31, 2001. The WTI segment is a flatbed carrier that hauls steel and roofing products, primarily in the eastern two-thirds of the United States, and operates 212 tractors. WTI had 40 company drivers and 172 owner-operators as of December 31, 2001. Management of the

Company evaluates segment performance based on measures of revenues, operating ratio, depreciation, interest and capital expenditures. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

Summary information by segment follows:

	Boyd	WTI	Eliminations	Total
Results of Operations				
Year Ended December 31, 2001				
Operating revenues	$ 104,848,692	$ 19,154,927	$ (147,340)	$ 123,856,279
Operating expenses	101,491,640	20,292,569	(147,340)	121,636,869
Operating income	3,357,052	(1,137,642)	--	2,219,410
Operating ratio	96.8%	105.9%		98.2%
Year Ended December 31, 2000				
Operating revenues	$ 102,009,220	$ 25,068,143	$ (352,577)	$ 126,724,786
Operating expenses	98,066,670	26,176,562	(352,577)	123,890,655
Operating income	3,942,550	(1,108,419)	--	2,834,131
Operating ratio	96.1%	104.4%		97.8%
Year Ended December 31, 1999				
Operating revenues	$ 97,538,284	$ 35,820,537	$ (221,549)	$ 133,137,272
Operating expenses	90,263,060	34,878,069	(221,549)	124,919,580
Operating income	7,275,224	942,468	--	8,217,692
Operating ratio	92.5%	97.4%		93.8%
Identifiable Assets				
As of December 31, 2001				
Cash and cash equivalents	$ 943,574	$ 1,277,881		$ 2,221,455
Property and equipment	54,740,848	3,772,426		58,513,274
Goodwill, net	--	3,452,446		3,452,446
Long-term debt	37,587,257	1,599,399		39,186,656
As of December 31, 2000				
Cash and cash equivalents	$ (44,234)	$ 1,317,515		$ 1,273,281
Property and equipment	62,137,993	4,599,375		66,737,368
Goodwill, net	--	3,676,246		3,676,246
Long-term debt	43,451,096	3,405,479		46,856,575

10. Quarterly Results of Operations (Unaudited)

The following is a summary of the quarterly results of operations for the years ended December 31, 2001 and 2000 (in thousands, except per share data). The summation of quarterly earnings per share may not agree with annual earnings per share.

	2001			
	March 31,	**June 30,**	**September 30,**	**December 31,[a]**
Operating revenues	**$ 30,259**	**$ 31,670**	**$ 32,457**	**$ 29,470**
Operating income (loss)	**453**	**1,172**	**980**	**(386)**
Net income (loss)	**(293)**	**283**	**230**	**(627)**
Basic and diluted net income (loss) per share	**(0.10)**	**0.10**	**0.08**	**(0.22)**

	2000			
	March 31,	June 30,	September 30,	December 31,[b]
Operating revenues	$ 33,826	$ 32,601	$ 31,202	$ 29,096
Operating income (loss)	1,406	1,393	896	(861)
Net income (loss)	231	208	(65)	(1,349)
Basic and diluted net income (loss) per share	0.07	0.07	(0.02)	(0.44)

[a] The fourth quarter of 2001 included a reduction in the carrying value of revenue equipment and charges to increase reserves for receivables associated with owner-operator leases at WTI of approximately $725,000.

[b] The fourth quarter of 2000 included charges to increase reserves for owner-operator leases at Boyd of approximately $434,000.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of
Boyd Bros. Transportation Inc.
Clayton, Alabama

We have audited the consolidated balance sheet of Boyd Bros. Transportation Inc. and subsidiary as of December 31, 2001, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Boyd Bros. Transportation Inc. as of December 31, 2000 and for each of the two years in the period ended December 31, 2000, were audited by other auditors whose report dated February 9, 2001 (March 28, 2001 as to the waiver letters described in Note 4), expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Boyd Bros. Transportation Inc. and subsidiary as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Atlanta, Georgia
January 31, 2002, except for Note 4,
which is as of March 22, 2002

BDO Seidman, LLP

OFFICERS AND DIRECTORS

Directors

Boyd Whigham
Chairman of the Board
District Attorney for the Third Judicial Circuit
Barbour and Bullock Counties, Alabama

Gail B. Cooper
President and Chief Executive Officer
Boyd Bros. Transportation Inc.

Richard C. Bailey
Chief Operating Officer and Chief Financial Officer
Boyd Bros. Transportation Inc.

J. Larry Baxter
President
The Baxter Agency
(an insurance placement and risk management firm)

J. Mark Dunning
President
Mark Dunning Industries
(a waste collection and disposal company)

Stephen J. Silverman
Chief Operating Officer
Raven Transport Co., Inc.
(a truckload transportation company)

Honorary Director

Dempsey Boyd
Chairman Emeritus

Officers

Gail B. Cooper
President and Chief Executive Officer

Richard C. Bailey
Chief Operating Officer and Chief Financial Officer

Ginger B. Tibbs
Secretary – Treasurer

James S. Colley
Vice President – Sales

Larry W. Fiquette
Vice President – Safety and Training

Aubrey Baugh, III
Vice President of Finance and Administration

David M. Baker
Vice President – Maintenance

Elaine B. Himburg
Vice President – Information Services

Thomas E. Parker, III
Vice President – Operations

WTI Transport

Steven Rumsey
Chief Executive Officer

Rendy Taylor
President and
Chief Operating Officer

Steven K. Beving
Vice President – Sales and Operations

Corporate Information

Corporate Offices
3275 Highway 30
Clayton, Alabama 36016
334/ 775-1400
www.boydbros.com

Subsidiary
WTI Transport, Inc.
1526 51st Avenue
Tuscaloosa, Alabama 35401
205/ 752-1608
www.welborntrans.com

Transfer Agent
SunTrust Bank, Atlanta
Annex Room 225
58 Edgewood Avenue
Atlanta, Georgia 30303
800/ 568-3476

Independent Certified Public Accountants
BDO Seidman, LLP
Atlanta, Georgia

Legal Counsel
Bradley Arant Rose & White LLP
Birmingham, Alabama

Annual Meeting of Stockholders
The Company will convene its 2002 annual meeting of stockholders at 11:00 a.m. local time on Tuesday, May 14, 2002, at the Company's corporate headquarters in Clayton, Alabama. Stockholders of record as of March 29, 2002, are invited to attend this meeting.

Annual Report on Form 10-K
Stockholders of record may obtain a copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2001, as filed with the Securities and Exchange Commission, without charge upon written request to the Company.

Stock Market Information
The Company's common stock trades on the Nasdaq SmallCap Market under the symbol BOYD. At March 29, 2002, the Company had approximately 500 stockholders, including beneficial owners holding shares in nominee or "street" name.

The table below sets forth the high and low stock prices for the two-year period ended December 31, 2001:

Quarter Ended:	High	Low
March 31, 2000	$ 7.38	$ 5.00
June 30, 2000	$ 6.00	$ 4.13
September 30, 2000	$ 4.75	$ 3.56
December 31, 2000	$ 4.25	$ 2.38
March 31, 2001	**$ 3.06**	**$ 2.03**
June 30, 2001	**$ 2.68**	**$ 1.88**
September 30, 2001	**$ 3.05**	**$ 2.12**
December 31, 2001	**$ 3.94**	**$ 2.15**

Boyd Bros. Transportation does not pay cash dividends. The Company currently anticipates that it will retain all of its earnings to support its operations and develop its business. Furthermore, certain of the Company's financing arrangements contain covenants that may restrict the payment of cash dividends for the foreseeable future. Future cash dividends, if any, will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future operations and earnings, capital requirements, general financial conditions, contractual restrictions, and other factors that the Board may consider relevant.

Forward-Looking Statements
Certain of the statements contained in this report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, identified by the words "believe," "expect," "would," "may," "might," "predict," "outlook," "typically," and words of similar import, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risk factors include, among other things, business conditions and growth in the economy, including the transportation and construction sectors in particular, competitive factors, including price pressures and the ability to recruit and retain qualified drivers, the ability to control internal costs, particularly fuel costs that may or may not be passed on to the Company's customers, departures and defaults by owner-operators, the cost of complying with governmental regulations that are applicable to the Company, and other factors referenced elsewhere herein.



3275 Highway 30
Clayton, Alabama 36016
(334) 775-1400
www.boydbros.com